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                                                                Exhibit (a)(8)


RB ASSET, INC.
645 Fifth Avenue
Eighth Floor
New York, New York 10022

Company Contact:

Nelson Stephenson
RB Asset, Inc.
Tel: 212/848-0206

FOR IMMEDIATE RELEASE

                     RB ASSET, INC. COMPLETES ITS EXCHANGE
                       OFFER FOR ANY AND ALL OUTSTANDING
                  SHARES OF ITS 15% NON-CUMULATIVE PERPETUAL
                          PREFERRED STOCK, SERIES A


     New York, New York, December 31, 1998 -- RB Asset, Inc. (successor to RiverBank America) announced today that it has completed its offer to exchange (the "Exchange Offer") $25.94 principal amount of its newly-authorized Increasing Rate Junior Subordinated Notes due 2006 (the "Subordinated Notes") for each outstanding share of its 15% Non-Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"). The Exchange Offer expired at 5:00 p.m. on Thursday, December 24, 1998.

     The Company said that on December 30, 1998, an aggregate of $10,771,000 principal amount of its Subordinated Notes were issued in exchange for the total of 415,273 shares of the Series A Preferred Stock (representing 29.7% of the 1,400,000 outstanding shares of Series A Preferred Stock) that, based on a final count by the Depositary for the Offer, had been properly tendered and accepted by the Company for exchange in accordance with the terms and conditions of the Exchange Offer.

     The Subordinated Notes provide for accrual of interest from December 30, 1998, the date of their original issuance, at rates increasing from an initial 8% per annum rate. Semi-annual payments of interest through January 15, 2002 are expected to be made by the issuance of additional Subordinated Notes. Thereafter, interest will be paid in cash. Principal of the Subordinated
Notes will be repaid in mandatory semi-annual installments commencing on July 15, 2002 with increasing redemption premiums on installments paid after January 15, 2003.